Buenos Aires, November 12th, 2019.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:     Relevant Event. Report on Repurchase of Shares.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), in order to inform the shares acquired in the process to repurchase its own shares, in accordance with art. 64 of Law 26.831, the National Securities Commission (“Comisión Nacional de Valores”) regulations and the terms and conditions approved by the Board of Directors on its meeting held on November 8th, 2019, as informed to the market on the Relevant Event published on that same date.

To this regard the Company has acquired, on the date hereof, 155,000 ADRs (each representative of 25 ordinary shares of the Company), in the amount and at a price per share and ADR that is described below:

Date of Acquisition	Amount of ADRs	Price US$	Total Amount - US$	Broker
11-12-19	155,000	13.703600	2,124,058	Invertir en Bolsa S.A.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations